UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 19, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **AngloGold Grows Annual Output First Time in 9 Years; Costs Fall**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

19 February 2014

NEWS RELEASE

AngloGold Grows Annual Output First Time in 9 Years; Costs Fall

(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti said today all-in sustaining costs in 2013 improved and annual production rose for the first time in almost a decade after it successfully cut spending and commissioned two new mines.

Production in 2013 was 4.105Moz, exceeding guidance, compared to 3.944Moz in 2012, the first time yearly production increased since 2005. Additional, profitable production growth is anticipated in 2014. All-in sustaining costs (AISC) for the year were $1,174/oz, down from $1,251/oz the previous year. By the fourth quarter, AISC had fallen sharply to $1,015/oz as cost saving, efficiency improvements and capital reductions bear fruit.

Tropicana and Kibali, both commissioned ahead of time and on budget in September, delivered 106,000oz of attributable production in the fourth quarter, at an average cash cost of $532/oz. This provides the flexibility to further rationalise marginal production while the group continues to focus on overhead and operating costs.

"Thanks to our investment made in prior years, we are starting to reverse nearly a decade of shrinking production," Venkat said. "This gives us the flexibility to remove marginal production without compromising our base, which sets us apart in a sector that generally continues to shrink."

AngloGold Ashanti took decisive action to counter the sharp drop in the gold price in 2013, with key initiatives to enhance revenue and reduce overhead and operating costs while maintaining the long-term optionality of the business. The company has more than halved corporate costs and cut exploration spending by focusing on three core regions, while the completion of its two flagship projects are expected to result in a drop in capital investment.

"We continue to refocus the entire business to give us sustainable free cash flow," Venkat said.

Fourth Quarter

AngloGold Ashanti saw strong quarterly improvements throughout the year across almost every metric. Earnings before interest, tax, depreciation and amortisation rose to $544m in the three months to December 31, a 66% improvement on the third quarter's $327m. Adjusted headline earnings normalised for various items, rose to $164m, from $110m in the third quarter.

Production for the fourth quarter rose 18% to 1.229Moz compared to the third quarter, while total cash costs improved 8% to $748/oz. AISC were $1,015/oz in the fourth quarter, down 12% from $1,155/oz in the third quarter. The strong cost reduction reflects better-than-anticipated outcomes from the companies Project 500 initiative to realise $500m of operating cost savings between mid-2013 and the end of 2014.

"We're ahead of plan on our cost savings," Ron Largent, Chief Operating Officer: International, said. "We're intensifying our drive to achieve additional efficiencies this year."

The fourth-quarter and annual production improvement was achieved alongside a record safety performance for the group, which saw 80% of the operations setting new safety records, and overall safety trends reaching their best levels in the company's history. Tragically, eight fatalities were recorded during the year, compared with 18 in 2012.

Outlook*

Further improvements are anticipated in 2014. Production is expected to rise to between 4.2Moz and 4.5Moz at a total cash cost of $750/oz to $790/oz. AISC, a measure designed using the World Gold Council framework to represent all of the cost and capital expenditure required to produce an ounce of gold, is also expected to improve further, to between $1,025/oz and $1,075/oz. Capital Expenditure, which includes deferred stripping charges and investment in new projects, is anticipated to be between $1.3bn and $1.45bn.

*Assumptions made in determining outlook: Exchange rates of ZAR11/$, A$0.85/$, BRL2.45/$ and AP6.45/$; Brent $100/bl.

ENDS

Sponsor: UBS South Africa (Pty) Ltd

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 19, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary